UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      November 3, 2006

via U.S. mail and facsimile

Mr. Wilson Kin Cheung
President
Market Data Consultants Inc.
Rm 1901-2 Lucky Building
39 Wellington Street, Central, Hong Kong

      Re:	Market Data Consultants Inc.
      Registration Statement on Form SB-2
      	Filed October 4, 2006
      	File No. 333-137799
      	Form 10-QSB, as amended, for the quarterly period ended
May
31,
      	2006
      	Form 10-QSB, as amended, for the quarterly period ended
August 31,
      2006
      	File No. 0-51817

Dear Mr. Cheung:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one section of a document, but our silence on similar or related disclosure elsewhere in the same document or a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.
2. Please update your financial statements included within the registration statement to comply with Item 310(g) of Regulation S-B.
3. We note that you have adopted a fiscal year end of February 28 and have included within the registration statement an audited balance sheet as of February 28, 2006 and related audited statements of operations, changes in stockholder`s equity and cash flows from the period of your inception December 15, 2005 to February 28, 2006. Since you were recently formed and have been in business less than one year, you will need to present audited financial statements as of a date within 135 days of the initial filing date of the registration statement to comply with Item 310(a) of Regulation S-B.

Registration Statement on Form SB-2

Cover Page
4. You indicate that you will conduct the offering through your "officers and directors." Inasmuch as you have only one director and officer, revise this accordingly.

Summary, page 1

The Company, page 1
5. We note your disclosure stating that you were incorporated on December 15, 2006; while presenting financial statements using December 15, 2005 as your date of inception. Please revise your disclosure to resolve this apparent inconsistency.
6. Indicate whether there is an affiliation between you, MDC Limited and Screen and, if so, describe that affiliation both here and under
"Certain Relationships and Related Transactions." In that regard, we note you describe MDC Limited as a "business partner" on page 5.



Risk Factors, page 4

General
7. Ensure that you clearly identify, under appropriately descriptive captions, all material risks, including, as an example, those related to the potential conflicts and allocation of business opportunities among you and entities associated with your sole officer and director. If true, disclose that you have no procedures in place to resolve conflicts of interest.
8. Please add another risk factor that discusses the risk to the company from a corporate governance perspective in having only one officer and director. For example discuss the risks to the company in regard to the approval of the compensation of the executive officer, the oversight of the accounting function, and the segregation of duties.

"We must comply with all applicable governmental regulations...," page 7
9. We note that you state that your business is subject to substantial regulation. However, you also state that you are currently not required to obtain any license or certificate from governmental authorities. Please advise.

Directors, Executive Officers, Promoters and Control Persons, page
14
10. We note that you have stated that Mr. Cheung devotes only a portion of his time to the business of the company. Revise his biography to state this and disclose for whom he works the other 75%
of the time, including the name, location and principal business conducted by the entity or entities. If the companies are in the same business as Market Data, please describe any conflicts.
11. Please fill in the gap in Mr. Cheung`s biography to discuss his business experience between July 2005 and December 2005. Please provide the month and year that Mr. Cheung became the President of Super Luck, Inc. and Managing Director of Easterly Financial Investments Limited. State what executive position Mr. Cheung held with Oriental Patron Asia Limited and the name of the college from which Mr. Cheung received his Bachelor of Business degree.








Description of Securities

Voting Rights, page 16
12. You state that in regard to the election of directors cumulative voting is permitted. However, in section 10 of your bylaws it states that cumulative voting is not permitted. Please advise.

Certain Relationships and Related Transactions, page 17
13. You state in footnote 1 on page 38 that MDC Limited is not a related party. However, it appears from their website that they share your address in Hong Kong. Please advise us as to the nature of MDC Limited`s ownership.

Description of Business

The Business

About MDCI, page 18
14. We note that you indicate that you signed the contract with MDC
Limited on February 1, 2006 but that you have not yet commenced business or earned revenues from any business operations. Please disclose when you anticipate commencing business operations.
15. Provide us with supplemental information that addresses the success, and extent of use, to date of INFOmatch.

Management`s Discussion and Analysis or Plan of Operations, page
25
16. We note your auditor`s report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Please disclose specifically within MD&A that there is substantial doubt about your ability to continue as a going concern. Discuss the pertinent conditions and events that give rise to this assessment, the possible effects of such conditions and events, and management`s plans to address such conditions and events.
Please refer to Section 607.02 of the Financial Reporting Codification for additional guidance.

Available Information, page 29
17. Please delete this section, as it repeats the disclosure under "Reports to Security Holders" on page 24.

Financial Statements, page 32

Statements of Operations, page 35
18. Please round your loss per common share data to the nearest cent so as not to suggest that a greater level of precision exists in those measures than is present in your financial results.

Note 1 Nature of Business and Significant Accounting Policies,
page
38

Foreign currency translation, page 39
19. We note your functional currency is the Hong Kong dollar and you
have translated your financial statements to the U.S. dollar for reporting purposes. Translation adjustments resulting from the process of translating your financial statements into your reporting currency should be reported in other comprehensive income rather than
reported in earnings. Please revise your accounting policy disclosure so that it is consistent with the guidance of paragraph 13 of SFAS 52.

Information Not Required in the Prospectus

Indemnification of Directors and Officers, page 52
20. Please state whether any statue allows the indemnification of any officer or director. Please refer to Item 702 of Regulation S-B.

Exhibits, page 54

General
21. Please file your independent accountant`s consent for the inclusion of their audit report in the registration statement.
Refer
to Item 601(b) 23 of Regulation S-B.

Exhibit  5.1
22. Please obtain and file a revised opinion of counsel. The opinion you have filed indicates that it is provided only to the Board of Directors. Please eliminate this limitation.

Exhibit 10.1
23. The contract with Market Data Consultants Limited that is incorporated into the SB-2 by reference to the Form 10-SB is not readable electronically as filed, and we are unable to print off the entire contract. Please refile the contract as an exhibit to the SB-
2, and ensure that the contract is readable electronically and may be printed in full.
Signature Page
24. Please revise your signature page so that it is also signed by your Chief Accounting Officer, or person acting in that capacity.

Form 10-QSB, as amended, for the quarterly period ended May 31,
2006

Form 10-QSB, as amended, for the quarterly period ended August 31,
2006

Controls and Procedures, page 15
25. Please revise your disclosure in these sections to state that the evaluation of the disclosure controls and procedures was done by your
CEO and CFO as of the end of the period covered by the report, as opposed to as of a date within 90 days before the filing date. Please refer to item 307 of Regulation S-B. Please provide this disclosure in all future filings.
26. Your officers conclude that your disclosure controls and procedures are effective "to ensure the timely collection, evaluation and disclosure of information relating to the Company that would potentially be subject to disclosure under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder."

Please revise to state, if true, that your disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by you in reports that you file under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information that information required to be disclosed in the reports that you file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to your management, including your chief executive office and chief financial officer, to allow timely decisions regarding required disclosure. Please provide this disclosure in all future filings.
27. In regard to your disclosure on changes to your internal controls, please refer to Rule 13a-15(d) which requires an evaluation of any changes (as opposed to any significant changes) in your internal controls over financial reporting (as opposed to internal controls or other factors) that have materially affected, or are reasonably likely to materially affect your internal controls over financial reporting (as opposed to significantly affected).
Please
provide this disclosure in all future filings.
28. Please revise your references to the sections of the Securities
Exchange Act of 1934 to Rules 13(a)-15 and 15(d)-15. Please provide this disclosure in all future filings.

Closing Comments

      Please amend your Form 10-QSBs and respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Jenifer Gallagher at (202) 551-3706, or,
in
her absence, Karl Hiller, Accounting Branch Chief, at (202) 551-
3686
with any questions on the accounting comments.  You may contact
Donna
Levy at (202) 551-3292 or, in her absence, me, at (202) 551-3745 with
any other questions.

      Sincerely,


								H. Roger Schwall
								Assistant Director


cc:	G. Joiner, Esq. (by facsimile)
      J. Gallagher
      D. Levy
      K. Hiller



Mr. Wilson Cheung
Market Data Consultants, Inc.
November 3, 2006
Page 8